

Mail Stop 0407

August 9, 2005

Via U.S. Mail and Fax (604) 576-7460
George G. Dorin
Chief Financial Officer
GPS Industries, Inc.
5500 152nd Street
Suite 214
Surrey, British Columbia V3S-5J9

> RE: **GPS Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2004**
> **Filed April 18, 2005**
>
> **Form 10-Q for the quarters ended March 31, 2004**
> **File No. 0-30104**

Dear Mr. Dorin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-KSB for the year ended December 31, 2004

Note 2 – Acquisitions, pages F-6 – F-8

1. Tell us how you determined the fair value of the patents acquired from Optimal Golf Solutions, Inc. Tell us your consideration of allocating any cost of the acquired entity to in-process research and development or other intangible assets such as acquired technology. Refer to SFAS 141 in your response. Your response should also address why you would pay $5.25 million for the acquired entity only to record a significant impairment charge of $3.75 million immediately after the close of the transaction.

2. Revise to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51 b. of SFAS 141.

Note 8 – Gain on Extinguishment of Debt, page F-18

3. Please provide us further detail related to the securities that collaterized the loan you wrote off in the past year and how you feel that they were realized. Revise your future filings to include this enhanced disclosure.

Quarterly Report filed on form 10-QSB for the period ended March 31, 2005

4. We note that in your amended 10-K, you classified the discounted term loan of $2.52 million from Great White Shark Enterprises, Inc. as Long Term debt. Further, in Footnote 7, you show the repayment to be in the years after 2007. Tell us why you have reclassified this loan as current in this filing and why you have not included this discussion in Footnote 4 – Debt?

Periodic and current reporting on the form 8-K dated November 26, 2004

5. Tell us why you have not included, in Item 9.01 of this 8-K filing, the financials of Optimal Golf Solutions, Inc. per the requirements of Item 310(b) of Regulation S-B?

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director